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                                                                       EXHIBIT P

                       [JOHN WOOD GROUP PLC LETTERHEAD]

Our Ref:

Board of Directors
ERC Industries, Inc.
1441 Park Ten Boulevard
Houston
Texas 77084

18 November 1999

Gentlemen:

This letter sets forth our proposal concerning the acquisition by John Wood Group PLC ("Wood Group") of the outstanding shares of common stock of ERC Industries, Inc. (the "Company") not owned by Wood Group (the "Proposed Transaction"). The Proposed Transaction would be structured as a merger of the Company with a wholly owned subsidiary of Wood Group and would be subject to the terms and conditions to be set forth in a definitive merger agreement to be negotiated between the parties, the proposed form of which is enclosed herewith.

1) Consideration to the Public Stockholders. In the Proposed Transaction, Company stockholders other than Wood Group (the "Public Stockholders") would receive $1.50 in cash for each share of Company common stock.

2) Conditions. The Proposed Transaction would be subject to customary conditions, including the following:

     a) Approval of a special committee of the board of directors of the Company consisting solely of directors who are not affiliated with Wood Group (the "Special Committee"); and

     b) Approval of a majority of the shares of common stock held by the Public Stockholders that are voting at the stockholders' meeting called for such purpose.

3) Other Provisions. The definitive merger agreement would contain customary representations, warranties, covenants and termination provisions.

This letter is intended only as a proposal and not as an offer subject to acceptance by the Company. Regardless of the form or content of any response from the Company, this letter shall not constitute a legally binding commitment, and Wood Group shall have no obligation in respect of the Proposed Transaction unless and until a definitive merger agreement or other appropriate documentation has been executed and delivered by Wood Group and the other parties thereto.

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We would prefer to enter into negotiations of the definitive merger agreement with the Special Committee beginning next week, with a view to finalising and executing the agreement the week on November 29, 1999.

We look forward to discussing this transaction with you.

Sincerely

/s/ ALLISTER G. LANGLANDS

Allister G. Langlands
Deputy Managing Director

Enc.

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